SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009
______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated November 6, 2009

Buenos Aires, November 6th, 2009

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]
By hand

Ref.:    Information of Section 63 of the Listing Regulation

Dear Sir,

           We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on November 5th, 2009 approved the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2009.

           Furthermore, we hereby report the following data (values denominated in millions of pesos):

1)           Period Income (Loss)

- Ordinary Income (Loss)	$244
- Extraordinary Income (Loss)	$-

2)           Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$698
- Integral capital stock adjustment	$1,209
- Legal Reserve	$382
- Reserve for future dividend	$249
- Retained earnings	$244
- Total Shareholders’ Equity	$2,782

           The General Meeting and Special Class A and B Meetings of the Company dated April 20th, 2009 resolved, further to the retained earnings of 337 million pesos held as of December 31st, 2008, to fully allocate them to the Legal Reserve and to reverse 30 million pesos from the Reserve for Future Dividend and allocate them to the Legal Reserve.

3)           The table below shows a breakdown of the Company’s capital stock in shares of $ 0.10 par value as of September 30th, 2009:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.53% of capital stock)	81,422,560 (1.17% of capital stock)	3,680,549,195
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	---------------------	1,046,890,320 (14.99% of capital stock)	1,046,890,320
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	---------------------	66,171,964 (0.95% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A. (1)	Av. Ingeniero Huergo 723, PB City of Buenos Aires	768,262,045 (11% of capital stock)	1,296,324,988 (18.56% of capital stock)	2,064,587,033

(1)
From 2007 to 2009, Telefónica Móviles Argentina S.A. purchased American Depository Receipts (“ADRs”), each of them representing 40 Class B book-entry common shares of the Company and Class B book-entry shares mainly of companies of Telefónica Group. Following these purchases, which transfers were finalized on May 29th, 2009, Telefónica Móviles Argentina S.A. holds 29.56% of the capital stock of the Company.

TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.595% of the shares of Telefónica Móviles Argentina S.A.

The following table shows the number of shares that do not belong to any shareholder or controlling group of the Company at the issue date of the financial statements at September 30th, 2009.

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% of Company’s Capital Stock
Public	----------------	(1) 126,001,784	126,001,784	1.80

(1)	Representing 4.8% of outstdanding Class B Common Shares.

On June 23rd, 2009, the Company was served notice by indirect shareholder TELEFÓNICA S.A. (“TSA”) whereby, and in view of the warning received from a minority shareholder, it intended to buy all the remaining capital stock held by minority shareholders pursuant to the provisions of Decree No. 677/01, which information was reported to the CNV on that same day. By virtue of the provisions of section 28 of the above Decree, the Company will carry out the relevant dealings for the purchase of the remaining publicly held shares. On July 7th, 2009, the Company’s Board and Audit Committee opined on the price offered by TSA of $1.00 per Class B share of $0.10 par value. The Company’s Statutory Committee made a statement on that same day about the adequacy of the relevant process to the applicable rules.

Best regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	November 6, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel